“Filed by U.S. Gold Corporation pursuant to Rule 425 under the Securities Act of 1933.

Subject Companies:  White Knight Resources Ltd. (No. 0-50880) and Coral Gold Resources Ltd. (No. 0-15688)

Right Time, Right Place, Right Trend!

PRESS RELEASE

U.S. GOLD CORPORATION

CONSOLIDATING CORTEZ TREND in NEVADA

INTENDS TO ACQUIRE 4 COMPANIES

White Knight Resources, Nevada Pacific Gold,

Coral Gold & Tone Resources

LARGER PROPERTY POSITION, STRONGER TREASURY,

AGGRESSIVE EXPLORATION, MULTIPLE TARGETS

For Immediate Release

Denver, Colorado (March 5, 2006) - U.S. Gold Corporation (OTCBB: USGL) today announced that it intends to acquire, in stock transactions, all of the outstanding common shares of four companies that are exploring in the Cortez Trend in Nevada. These companies, White Knight Resources Ltd. (TSX/V: WKR), Nevada Pacific Gold Ltd. (TSX/V:NPG), Coral Gold Resources Ltd. ( TSX/V: CGR), and Tone Resources Ltd. (TSX/V:TNS),  have mineral properties that are adjacent to or near U.S. Gold’s Tonkin Springs property. Together these mineral properties would represent a significant land position and consolidation in the Cortez Trend.

This proposal was made in letters sent today by Rob McEwen, Chairman and Chief Executive Officer of U.S. Gold, to the chief executive officers of each of the subject companies. U.S. Gold’s proposal represents a premium of 25% to the closing stock prices of each company’s shares on March 3, 2006.

Under this proposal, U.S. Gold would issue:

• 0.35 share of U.S. Gold common stock for each outstanding common share of White Knight;

• 0.23 share of U.S. Gold common stock for each outstanding common share of Nevada Pacific Gold;

• 0.63 share of U.S. Gold common stock for each outstanding common share of Coral Gold; and

• 0.26 share of U.S. Gold common stock for each outstanding common share of Tone Resources,

representing in the aggregate approximately US$256.9 million (C$291.7 million) total value based on the closing price of U.S. Gold’s common stock on March 3, 2006.

The transactions are subject to a number of conditions, including determination of the precise forms of the transactions, due diligence and shareholder and regulatory approvals.

Rob McEwen, Chairman and Chief Executive Officer of U.S. Gold, said:  “As I have frequently stated, our goal is to build the premier exploration company in Nevada. This initiative represents a significant step in that direction. The combination of these companies should appeal to a larger group of investors and should offer the potential for more share appreciation than any one company on its own. The new combined company could provide the land package of a major, the balance sheet strength and market liquidity of an intermediate and the upside price leverage to discovery of a junior. Each company brings an outstanding technical team. The combined company would allow us to bring these teams together.”

Attached is the complete text of the letters dated March 5, 2006 to the chief executive officer or other representative of the subject companies :

March 5, 2006

Mr. Scott Baxter

President, CEO & Director

Tone Resources

2244 West 32nd Avenue

Vancouver, BC

V6L 2B2

Dear Scott,

Like you, I believe the Cortez Trend in Nevada holds great promise for more large gold discoveries. I hope it happens on one of our properties. However, to find the next Cortez Hills like deposit, one probably needs to make a large financial commitment to explore aggressively.

To date, only the majors have had the financial resources to make the required commitment to exploration and no junior has been capable of making such a commitment. I am pleased to report that US Gold recently completed a US$75 million financing and we are now able to fund a large, extended and aggressive exploration program over our property and others.

I have previously shared with you and your Directors my goals, and the expected benefits of building the premier gold exploration company in Nevada. I have backed my words with dollars and the current market value of my personal investment in the Cortez Trend is approximately US$100 million.

I am convinced that by combining U.S. Gold, White Knight, Nevada Pacific Gold, Coral Gold and Tone Resources, we should be able to create a competitive advantage and position ourselves as Nevada’s premier gold exploration company. Furthermore and most importantly, the new combined company should become a much more attractive investment to a larger group of investors and should offer more share appreciation potential than any one company on its own.

For these reasons, I believe it is time to pursue a consolidation of the Cortez Trend, and it is for that reason that I am writing to you.

On behalf of U.S. Gold, I am pleased to present a proposal to acquire from your shareholders 100% of the outstanding common shares of your company on the terms and conditions set forth in the attached press release. A similar proposal has been made to the CEO’s of White Knight Resources, Nevada Pacific and Coral Gold.

I want to stress to you that this is a friendly proposal. I know that you will be meeting with your board of directors to discuss the proposed transaction. Enclosed is the press release that will be distributed at the time this letter is delivered. I am taking this rather unusual approach as I am concerned about the possibility of leaks and the integrity of the process. Should I engage in lengthy negotiations with one management team, the possibility of leaks could flaw the process to the detriment of the shareholders of the other companies that are also being considered under the consolidation strategy. In an attempt to provide as fair and equitable a process as possible to all parties involved, I have decided, after much thought and consideration, to make simultaneous proposals.

Both myself and a member of our Board are available for discussion at your convenience. We hope and expect that our proposal will move forward expeditiously in a constructive manner that will serve the interests of all stockholders. I look forward to your prompt response.

We believe the new combined company would be mutually beneficial for the shareholders of all the companies involved. We invite you to join us in making history in Nevada.

Sincerely,

U.S. Gold Corporation

By:  Robert R. McEwen,

Chairman and CEO

March 5, 2006

Mr. Matthew Wayrynen

President & Director

Coral Gold Resources

400 – 455 Granville Street

Vancouver, BC

V6C 1T1

Dear Matt,

Like you, I believe the Cortez Trend in Nevada holds great promise for more large gold discoveries. I hope it happens on one of our properties. However, to find the next Cortez Hills like deposit, one probably needs to make a large financial commitment to explore aggressively.

To date, only the majors have had the financial resources to make the required commitment to exploration and no junior has been capable of making such a commitment. I am pleased to report that US Gold recently completed a US$75 million financing and we are now able to fund a large, extended and aggressive exploration program over our property and others.

I have previously shared with you and your Directors my goals, and the expected benefits of building the premier gold exploration company in Nevada. I have backed my words with dollars and the current market value of my personal investment in the Cortez Trend is approximately US$100 million.

I am convinced that by combining U.S. Gold, White Knight, Nevada Pacific Gold, Coral Gold and Tone Resources, we should be able to create a competitive advantage and position ourselves as Nevada’s premier gold exploration company. Furthermore and most importantly, the new combined company should become a much more attractive investment to a larger group of investors and should offer more share appreciation potential than any one company on its own.

For these reasons, I believe it is time to pursue a consolidation of the Cortez Trend, and it is for that reason that I am writing to you.

On behalf of U.S. Gold, I am pleased to present a proposal to acquire from your shareholders 100% of the outstanding common shares of your company on the terms and conditions set forth in the attached press release. A similar proposal has been made to the CEO’s of White Knight Resources, Nevada Pacific and Tone Resources.

I want to stress to you that this is a friendly proposal. I know that you will be meeting with your board of directors to discuss the proposed transaction. Enclosed is the press release that will be distributed at the time this letter is delivered. I am taking this rather unusual approach as I am concerned about the possibility of leaks and the integrity of the process. Should I engage in lengthy negotiations with one management team, the possibility of leaks could flaw the process to the detriment of the shareholders of the other companies that are also being considered under the consolidation strategy. In an attempt to provide as fair and equitable a process as possible to all parties involved, I have decided, after much thought and consideration, to make simultaneous proposals.

Both myself and a member of our Board are available for discussion at your convenience. We hope and expect that our proposal will move forward expeditiously in a constructive manner that will serve the interests of all stockholders. I look forward to your prompt response.

We believe the new combined company would be mutually beneficial for the shareholders of all the companies involved. We invite you to join us in making history in Nevada.

Sincerely,

U.S. Gold Corporation

By:  Robert R. McEwen,

Chairman and CEO

March 5, 2006

Mr. Louis Wolfin

Founder & Director

Coral Gold Resources

400 – 455 Granville Street

Vancouver, BC

V6C 1T1

Dear Lou,

Like you, I believe the Cortez Trend in Nevada holds great promise for more large gold discoveries. I hope it happens on one of our properties. However, to find the next Cortez Hills like deposit, one probably needs to make a large financial commitment to explore aggressively.

To date, only the majors have had the financial resources to make the required commitment to exploration and no junior has been capable of making such a commitment. I am pleased to report that US Gold recently completed a US$75 million financing and we are now able to fund a large, extended and aggressive exploration program over our property and others.

I have previously shared with you and your Directors my goals, and the expected benefits of building the premier gold exploration company in Nevada. I have backed my words with dollars and the current market value of my personal investment in the Cortez Trend is approximately US$100 million.

I am convinced that by combining U.S. Gold, White Knight, Nevada Pacific Gold, Coral Gold and Tone Resources, we should be able to create a competitive advantage and position ourselves as Nevada’s premier gold exploration company. Furthermore and most importantly, the new combined company should become a much more attractive investment to a larger group of investors and should offer more share appreciation potential than any one company on its own.

For these reasons, I believe it is time to pursue a consolidation of the Cortez Trend, and it is for that reason that I am writing to you.

On behalf of U.S. Gold, I am pleased to present a proposal to acquire from your shareholders 100% of the outstanding common shares of your company on the terms and conditions set forth in the attached press release. A similar proposal has been made to the CEO’s of White Knight Resources, Nevada Pacific and Tone Resources.

I want to stress to you that this is a friendly proposal. I know that you will be meeting with your board of directors to discuss the proposed transaction. Enclosed is the press release that will be distributed at the time this letter is delivered. I am taking this rather unusual approach as I am concerned about the possibility of leaks and the integrity of the process. Should I engage in lengthy negotiations with one management team, the possibility of leaks could flaw the process to the detriment of the shareholders of the other companies that are also being considered under the consolidation strategy. In an attempt to provide as fair and equitable a process as possible to all parties involved, I have decided, after much thought and consideration, to make simultaneous proposals.

Both myself and a member of our Board are available for discussion at your convenience. We hope and expect that our proposal will move forward expeditiously in a constructive manner that will serve the interests of all stockholders. I look forward to your prompt response.

We believe the new combined company would be mutually beneficial for the shareholders of all the companies involved. We invite you to join us in making history in Nevada.

Sincerely,

U.S. Gold Corporation

By:  Robert R. McEwen,

Chairman and CEO

March 5, 2006

Mr. John Leask

Chairman, President & CEO

White Knight Resourecs

922 – 510 West Hastings Street

Vancouver, BC

V6B 1L8

Dear John,

Like you, I believe the Cortez Trend in Nevada holds great promise for more large gold discoveries. I hope it happens on one of our properties. However, to find the next Cortez Hills like deposit, one probably needs to make a large financial commitment to explore aggressively.

To date, only the majors have had the financial resources to make the required commitment to exploration and no junior has been capable of making such a commitment. I am pleased to report that US Gold recently completed a US$75 million financing and we are now able to fund a large, extended and aggressive exploration program over our property and others.

I have previously shared with you and your Directors my goals, and the expected benefits of building the premier gold exploration company in Nevada. I have backed my words with dollars and the current market value of my personal investment in the Cortez Trend is approximately US$100 million.

I am convinced that by combining U.S. Gold, White Knight, Nevada Pacific Gold, Coral Gold and Tone Resources, we should be able to create a competitive advantage and position ourselves as Nevada’s premier gold exploration company. Furthermore and most importantly, the new combined company should become a much more attractive investment to a larger group of investors and should offer more share appreciation potential than any one company on its own.

For these reasons, I believe it is time to pursue a consolidation of the Cortez Trend, and it is for that reason that I am writing to you.

On behalf of U.S. Gold, I am pleased to present a proposal to acquire from your shareholders 100% of the outstanding common shares of your company on the terms and conditions set forth in the attached press release. A similar proposal has been made to the CEO’s of Nevada Pacific, Coral Gold and Tone Resources.

I want to stress to you that this is a friendly proposal. I know that you will be meeting with your board of directors to discuss the proposed transaction. Enclosed is the press release that will be distributed at the time this letter is delivered. I am taking this rather unusual approach as I am concerned about the possibility of leaks and the integrity of the process. Should I engage in lengthy negotiations with one management team, the possibility of leaks could flaw the process to the detriment of the shareholders of the other companies that are also being considered under the consolidation strategy. In an attempt to provide as fair and equitable a process as possible to all parties involved, I have decided, after much thought and consideration, to make simultaneous proposals.

Both myself and a member of our Board are available for discussion at your convenience. We hope and expect that our proposal will move forward expeditiously in a constructive manner that will serve the interests of all stockholders. I look forward to your prompt response.

We believe the new combined company would be mutually beneficial for the shareholders of all the companies involved. We invite you to join us in making history in Nevada.

Sincerely,

U.S. Gold Corporation

By:  Robert R. McEwen,

Chairman and CEO

March 5, 2006

Mr. David Hottman

Chairman, President & CEO

Nevada Pacific Gold

750 – 625 Howe Street

Vancouver, BC

V6C 2T6

Dear David,

Like you, I believe the Cortez Trend in Nevada holds great promise for more large gold discoveries. I hope it happens on one of our properties. However, to find the next Cortez Hills like deposit, one probably needs to make a large financial commitment to explore aggressively.

To date, only the majors have had the financial resources to make the required commitment to exploration and no junior has been capable of making such a commitment. I am pleased to report that US Gold recently completed a US$75 million financing and we are now able to fund a large, extended and aggressive exploration program over our property and others.

I have previously shared with you and your Directors my goals, and the expected benefits of building the premier gold exploration company in Nevada. I have backed my words with dollars and the current market value of my personal investment in the Cortez Trend is approximately US$100 million.

I am convinced that by combining U.S. Gold, White Knight, Nevada Pacific Gold, Coral Gold and Tone Resources, we should be able to create a competitive advantage and position ourselves as Nevada’s premier gold exploration company. Furthermore and most importantly, the new combined company should become a much more attractive investment to a larger group of investors and should offer more share appreciation potential than any one company on its own.

For these reasons, I believe it is time to pursue a consolidation of the Cortez Trend, and it is for that reason that I am writing to you.

On behalf of U.S. Gold, I am pleased to present a proposal to acquire from your shareholders 100% of the outstanding common shares of your company on the terms and conditions set forth in the attached press release. A similar proposal has been made to the CEO’s of White Knight Resources, Coral Gold and Tone Resources.

I want to stress to you that this is a friendly proposal. I know that you will be meeting with your board of directors to discuss the proposed transaction. Enclosed is the press release that will be distributed at the time this letter is delivered. I am taking this rather unusual approach as I am concerned about the possibility of leaks and the integrity of the process. Should I engage in lengthy negotiations with one management team, the possibility of leaks could flaw the process to the detriment of the shareholders of the other companies that are also being considered under the consolidation strategy. In an attempt to provide as fair and equitable a process as possible to all parties involved, I have decided, after much thought and consideration, to make simultaneous proposals.

Both myself and a member of our Board are available for discussion at your convenience. We hope and expect that our proposal will move forward expeditiously in a constructive manner that will serve the interests of all stockholders. I look forward to your prompt response.

We believe the new combined company would be mutually beneficial for the shareholders of all the companies involved. We invite you to join us in making history in Nevada.

Sincerely,

U.S. Gold Corporation

By:  Robert R. McEwen,

Chairman and CEO

The Board of Directors of U.S. Gold formed a special committee to evaluate the terms of each of the transactions in recognition of, among other things, the equity interests of Mr. McEwen in the each of the four companies.

The figures presented in this release are based upon the current exchange rates for US and Canadian currency. The currency exchange rates may vary before the consummation of the transactions.

Cautionary Statement

Certain statements contained herein and subsequent oral statements made by and on behalf of the Company may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are sometimes identified by words such as “intends,” “anticipates,” “believes,” “expects” and “hopes” and include, without limitation, statements regarding the Company’s plan of business operations, potential contractual arrangements, receipt of working capital, anticipated revenues and related expenditures and involve a number of risks and uncertainties that could cause actual results to differ materially from projected results. Such factors include, among others, the willingness and ability of third parties to honor their contractual obligations, the decisions of third parties over which the Company has no control, commodity prices, environmental and government regulations, availability of financing, judicial proceedings, force majeure events, and other risk factors as described from time to time in the Company’s filings with the Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulations, the Company disclaims any intent or obligation to update publicly these forward looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, shares of U.S. Gold Corporation or any other entity. This communication is not a solicitation of a proxy from a security holder of U.S. Gold or any of the subject companies. If a transaction is agreed upon, or an offer commenced, U.S. Gold will file a proxy statement/prospectus and any other relevant documents concerning the proposed transaction with the Securities and Exchange Commission and the securities commission or equivalent regulatory authorities in Canada. YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSION OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by the U.S. Gold with the SEC by requesting them in writing from U.S. Gold, Attention:  Investor Relations, Telephone:  (303) 238-1438.

For additional information, contact:

William F. Pass	Ian Ball
Vice President and Chief Financial Officer	Investor Relations
Tel: (303) 238-1438	Tel: (866) 441-0690
Fax: (303) 238-1724	Fax: (647) 258-0408
bill@usgold.com	ian@usgold.com
2201 Kipling Street, Suite 100	99 George Street, Third Floor
Lakewood, Colorado 80215	Toronto, Ontario
Canada M5A 2N4